Exhibit 12

TELEPHONE AND DATA SYSTEMS, INC.

RATIO OF EARNINGS TO FIXED CHARGES

		Nine Months Ended
		September 30,
		2017	2016
(Dollars in millions)
EARNINGS:
Income (loss) before income taxes[1]		$(137)	$103
Add (deduct):
	Equity in earnings of unconsolidated entities	(101)	(109)
	Distributions from unconsolidated entities	85	55
	Amortization of capitalized interest	6	6
		$(147)	$55
Add fixed charges:
	Consolidated interest expense[2]	128	127
	Interest portion (1/3) of consolidated rent expense	48	46
		$29	$228

FIXED CHARGES:
	Consolidated interest expense[2]	$128	$127
	Capitalized interest	1	2
	Interest portion (1/3) of consolidated rent expense	48	46
		$177	$175

RATIO OF EARNINGS TO FIXED CHARGES[3]		*	1.30

[1]	Includes Loss on impairment of goodwill of $262 million in 2017. Amount also includes $19 million and $16 million of Gain on license sales and exchanges, net in 2017 and 2016, respectively.

[2]	Interest expense on income tax contingencies is not included in fixed charges.

[3]	Ratio of earnings to fixed charges and preferred dividends was also 1.30 for the nine months ended 2016.

*	Earnings in 2017 were inadequate to cover Fixed charges by $148 million.